Contact:    HENRY K. JORDAN                 [LOGO]                           THE FOOTHILL GROUP, INC.
            Senior Vice President &                                          11111 Santa Monica Boulevard
            Chief Financial Officer                                          Los Angeles, California  90025
            310-996-7000

===============================================================================
                                      NEWS
===============================================================================


                        THE FOOTHILL GROUP, INC. REPORTS

                             FIRST QUARTER RESULTS

         LOS ANGELES, CALIFORNIA, April 17, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) today reported net income for the first quarter ended March 31, 1995 of $8,394,000, or 48 cents per fully diluted share, compared with net income of $11,442,000, or 65 cents per fully diluted share, for the quarter ended March 31, 1994. The 1994 first quarter results include previously reported substantial gains, principally from the sale of the Company's debt and equity positions in G. Heileman Brewing Company, Inc.

         Henry K. Jordan, Senior Vice President and Chief Financial Officer, said, "First quarter results reflect strong profitability of our asset-based lending operations and continued growth of the asset-based loan portfolio. Finance receivables reached $745,305,000 as of March 31, 1995, up 52% on an annualized basis from $659,356,000 as of December 31, 1994. Foothill Capital enters the 1995 second quarter with a record loan backlog and anticipates continued strong portfolio growth.

         "We are especially pleased that interest margins remained strong during the first quarter ended March 31, 1995. Net interest revenue, as a percent of average assets, was 9.00% for the 1995 first quarter, compared with 8.95% for the first quarter ended March 31, 1994. Volatility in the interest rate environment has minimal impact on the Company's margins due to its policy of matching interest sensitive assets and liabilities. The credit quality of the Company's asset-based loan portfolio remains strong as first quarter repossessed and sixty day contractually delinquent accounts totaled $6,679,000, or approximately 0.9% of the loan portfolio.

         "Equity and purchased bank debt positions owned by the Company have unrealized gains totaling $30,698,000 as of March 31, 1995, up from $28,107,000 as of December 31, 1994. In addition, investments of Foothill's managed partnerships show substantial unrealized gains which, if realized, will contribute to future earnings. The Company is marketing a new fund, Foothill Partners III. This newest fund is expected to commence operations in 1996. Foothill Partners III will continue the managed partnerships focus of investing in distressed debt and other securities of companies in reorganization or in the process of restructuring.

         "Book value per common share was $10.90 as of March 31, 1995, up from $10.32 as of December 31, 1994. Total stockholders' equity increased in the 1995 first quarter to a record $185 million."

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly-owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of March 31, 1995, Foothill had total assets owned or under management of more than $1.3 billion.

                            THE FOOTHILL GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 1995 AND DECEMBER 31, 1994
                             (Dollars in thousands)


- -------------------------------------------------------------------------------------------------------------------------
                                                                                             MARCH 31,       DECEMBER 31,
                                                                                               1995               1994
- -------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                     $12,851             $33,584
Equity, debt and partnership investments                                                       42,026              38,301
Finance receivables:
    Revolving loans                                                                           556,214             481,063
    Term loans                                                                                189,091             178,293
- -------------------------------------------------------------------------------------------------------------------------
        Finance receivables                                                                   745,305             659,356

    Allowance for credit losses                                                                18,960              17,260
- -------------------------------------------------------------------------------------------------------------------------
        Finance receivables, net                                                              726,345             642,096

Repossessed assets, net                                                                           556                 556
Prepaid income taxes                                                                            7,985              10,463
Deferred fund and debt issuance costs, net                                                      7,612               7,598
Property and equipment, at cost less accumulated depreciation and
    amortization ($2,138 at March 31, 1995; $2,438 at December 31, 1994)                        2,565               2,387
Other assets (principally monies due from loan participants)                                   11,303               3,205
- -------------------------------------------------------------------------------------------------------------------------
                                                                                             $811,243            $738,190
=========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Commercial paper                                                                         $259,177            $214,897
    Other short term borrowings                                                                     -              10,000
    Senior notes payable                                                                      255,231             268,829
    Accounts payable and accrued liabilities                                                   61,369              21,504
    Subordinated notes and debentures                                                          50,550              50,550
- -------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                     626,327             565,780
- -------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
    Convertible preferred stock, $1.00 par value, $30.00 per share liquidation
        preference, 9% cumulative, 100,000 shares issued and outstanding                        2,900               2,900
    Class A common stock, no par value, 16,705,594 shares
        issued and outstanding (16,420,410 at December 31, 1994)                              100,684              99,048
    Unrealized gains, net of tax, on marketable debt and equity securities                     17,477              15,001
    Retained earnings                                                                          63,855              55,461
- -------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                            184,916             172,410
- -------------------------------------------------------------------------------------------------------------------------
                                                                                             $811,243            $738,190
=========================================================================================================================

                            THE FOOTHILL GROUP, INC.
                            SELECTED FINANCIAL DATA
                             (Dollars in thousands)

                                                                                    Three months ended March 31,
                                                                              --------------------------------------
                                                                                    1995                  1994
                                                                              ----------------      ----------------
SELECTED OPERATING DATA*:
    Interest and fees earned                                                  $26,858   14.29%      $17,857   12.60%
    Interest expense                                                            9,947    5.29%        5,177    3.65%
- --------------------------------------------------------------------------------------------------------------------
    Net interest revenue                                                       16,911    9.00%       12,680    8.95%
    Asset management fees                                                       1,251    0.67%        1,539    1.09%
    Gains from asset sales and managed partnerships                             6,318    3.36%       14,861   10.47%
    Provision for credit losses                                                 3,538    1.88%        2,415    1.70%
    General and administrative expenses                                         6,216    3.31%        6,591    4.65%
- --------------------------------------------------------------------------------------------------------------------
    Income before income taxes                                                 14,726    7.84%       20,074   14.16%
    Provision for income taxes                                                  6,332    3.37%        8,632    6.09%
- --------------------------------------------------------------------------------------------------------------------
    Net income                                                                $ 8,394    4.47%      $11,442    8.07%
====================================================================================================================
 *Percentages are computed using average assets (excluding unrealized gains on investments) and have been annualized.

Per share data (shares in thousands):

          Primary earnings per share                                            $0.50                 $0.67
====================================================================================================================
          Fully diluted earnings per share                                      $0.48                 $0.65
====================================================================================================================

     Number of shares used in per share computations
          Primary                                                              16,770                16,962
====================================================================================================================
          Fully diluted                                                        17,451                17,629
====================================================================================================================

SELECTED BALANCE SHEET DATA:
    Total assets                                                             $811,243              $580,083
    Average assets**                                                          751,978               567,013
    Average stockholders' equity**                                            162,294               139,961
    Finance receivables                                                       745,305               520,697
    Average finance receivables**                                             689,606               520,821
====================================================================================================================

    Sources of funds employed:
       Commercial paper                                                      $259,177               $98,829
       Senior notes                                                           255,231               236,806
       Subordinated notes and debentures                                       50,550                53,725
       Stockholders' equity                                                   184,916               163,983
- --------------------------------------------------------------------------------------------------------------------
       Total funds employed                                                  $749,874              $553,343
====================================================================================================================

**Averages are for the three months ended. Average assets and average equity exclude unrealized gains on marketable debt and equity securities.

                            THE FOOTHILL GROUP, INC.
            SELECTED FINANCIAL DATA FOR FOOTHILL CAPITAL CORPORATION
                             (Dollars in thousands)


                                                                                      Three months ended March 31,
                                                                               ------------------------------------------
                                                                                       1995                   1994
                                                                               -------------------    -------------------
SELECTED OPERATING DATA*:
    Interest and fees earned                                                   $ 26,739     14.92%    $ 17,527     13.14%
    Interest expense                                                             10,166      5.67%       5,425      4.07%
- -------------------------------------------------------------------------------------------------------------------------

    Net interest revenue                                                         16,573      9.25%      12,102      9.07%
    Gains from asset sales                                                        4,628      2.58%       9,322      6.99%
    Provision for credit losses                                                   3,538      1.97%       2,415      1.81%
    General and administrative expenses                                           5,351      2.99%       5,199      3.90%
- -------------------------------------------------------------------------------------------------------------------------

    Income before income taxes                                                   12,312      6.87%      13,810     10.35%
    Provision for income taxes                                                    5,294      2.95%       5,938      4.45%
- -------------------------------------------------------------------------------------------------------------------------

    Net income                                                                 $  7,018      3.92%    $  7,872      5.90%
=========================================================================================================================

 *Percentages are computed using average assets (excluding unrealized gains on investments) and have been annualized.

SELECTED BALANCE SHEET DATA:
    Total assets                                                               $768,567               $538,292
    Average assets**                                                            717,010                533,470
    Finance receivables                                                         735,331                513,563
    Average finance receivables**                                               681,998                513,412
=========================================================================================================================

    Sources of funds employed:
       Commercial paper                                                        $259,177               $ 98,829
       Senior notes                                                             254,633                233,817
       Subordinated notes and debentures                                         58,300                 63,225
       Stockholders' equity                                                     138,734                121,424
- -------------------------------------------------------------------------------------------------------------------------
       Total funds employed                                                    $710,844               $517,295
=========================================================================================================================

**Averages are for the three months ended. Average assets exclude unrealized gains on marketable debt and equity securities.

SELECTED BALANCE SHEET DATA:
    Nonperforming finance receivables
           and repossessed assets***                                           $  6,679               $ 15,382
    Allowance for credit losses                                                $ 18,657               $ 14,457
    Actual writeoffs during the period                                         $  1,838               $  1,815
    Number of employees                                                             139                    111
=========================================================================================================================
*** Includes repossessed assets and loans that have contractual installments more than sixty days past due.

Contact:    HENRY K. JORDAN                                [LOGO]                         THE FOOTHILL GROUP, INC.
            Senior Vice President &                                                       11111 Santa Monica Boulevard
            Chief Financial Officer                                                       Los Angeles, California  90025
            310-996-7000

==============================================================================
                                      NEWS
==============================================================================

                       THE FOOTHILL GROUP, INC. DECLARES

                               QUARTERLY DIVIDEND


         LOS ANGELES, CALIFORNIA, April 28, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) Board of Directors today declared a $.08 quarterly cash dividend on its Class A common stock. The dividend is payable on July 20, 1995, to shareholders of record on June 20, 1995.

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of March 31, 1995, Foothill had total assets owned or under management of more than $1.3 billion.

Contact:    HENRY K. JORDAN                                [LOGO]                        THE FOOTHILL GROUP, INC.
            Senior Vice President &                                                      11111 Santa Monica Boulevard
            Chief Financial Officer                                                      Los Angeles, California  90025
            310-996-7000

==============================================================================
                                      NEWS
==============================================================================

                      FOOTHILL GROUP SUBSIDIARY INCREASES

              COMMERCIAL PAPER PROGRAM AND BANK CREDIT FACILITIES

                                TO $460 MILLION

         LOS ANGELES, CALIFORNIA, June 7, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) announced today that its subsidiary, Foothill Capital Corporation, has increased its commercial paper program and its bank credit facilities to $460 million from their present level of $375 million. The bank credit facilities, with 26 banks, consist of a 3 year facility expiring on May 31, 1998 with $306.7 million in commitments and a 364 day facility expiring on May 29, 1996 with $153.3 million in commitments. These facilities are used primarily to support Foothill Capital's outstanding commercial paper.

         Kent W. Dahl, Senior Vice President and Treasurer of Foothill Capital, stated, "Foothill Capital is pleased to announce the increases to our commercial paper program and bank credit facilities which will be used to fund the continued growth of our asset-based lending business. We continue to have strong support from the banking and investment communities for our business strategy."

         The Foothill Group, Inc. is a specialty financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly-owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in the debt instruments of companies in reorganization or in the process of restructuring. At March 31, 1995, Foothill had total assets owned or under management of over $1.2 billion. On May 15, 1995, Norwest Corporation and The Foothill Group, Inc. signed a definitive agreement for the acquisition of The Foothill Group by Norwest. The acquisition is expected to close in the fourth quarter of 1995.